QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2000 and for the six-month period ended June 30, 2001. Additional earnings of $5.5 million, $25.4 million, $10.5 million, $25.5 million and $38.5 million were necessary to provide a one-to-one coverage ratio for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively. Additional earnings of $21.1 million were necessary to provide a one-to-one coverage ratio for the six-month period ended June 30, 2001. For the purpose of these calculations, "earnings" consist of income before taxes or loss from continuing operations, excluding the cumulative effect of a change in accounting principle, plus fixed charges, and "fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

	Year Ended December 31,
						Six Months Ended June 30, 2001
	1996	1997	1998	1999	2000
	(in thousands)
Loss from continuing operations	$(5,480)	$(25,374)	$(10,539)	$(25,538)	$(38,457)	$(21,108)
Fixed charges	743	768	716	1,552	1,863	960

Earnings (as defined)	$(4,737)	$(24,606)	$(9,823)	$(23,986)	$(36,594)	$(20,148)

Fixed charges:
Interest expense	$556	$549	$510	$1,136	$1,481	$760
Estimated interest within rent expense	187	219	206	416	382	200

Total fixed charges	$743	$768	$716	$1,552	$1,863	$960

Deficiency of earnings available to cover fixed charges	$5,480	$25,374	$10,539	$25,538	$38,457	$21,108

Ratio of earnings to fixed charges	—	—	—	—	—	—

QuickLinks

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES